Volaris Reports November 2022 Traffic Results:
19% YoY demand growth with a 88% Load Factor

Mexico City, Mexico, December 6, 2022 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “The Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central, and South America, reports its November 2022 preliminary traffic results.

In November 2022, Volaris’ capacity (measured in ASMs) increased by 19.5% year-over-year, while demand (measured in RPMs) increased by 18.8%; the result was a load factor of 88.0% (-0.6pp). Volaris transported 2.7 million passengers during the month, a 13.7% increase compared to November 2021. Demand in the domestic Mexican and international markets increased by 12.2% and 37.4%, respectively. Year-to-date, Volaris’ demand increased 28.0% YoY, with load factor expanding 1.1 pp year-over-year, to 85.7%.

Enrique Beltranena, Volaris’ President and CEO said: “Demand remains resilient and we are encouraged by our revenue management strategy. Forward bookings are solid, and we expect to maintain a strong load factor in the upcoming months. We maintain our flexible network strategy and will continue stimulating our markets with our ULCC model.”

	Nov 2022	Nov2021	Variance	YTD Nov 2022	YTD Nov 2021	Variance
RPMs (million, scheduled & charter)
Domestic	1,886	1,681	12.2%	19,588	15,675	25.0%
International	822	598	37.4%	7,708	5,650	36.4%
Total	2,707	2,279	18.8%	27,296	21,325	28.0%
ASMs (million, scheduled & charter)
Domestic	2,097	1,836	14.2%	22,220	18,082	22.9%
International	980	738	32.8%	9,643	7,129	35.3%
Total	3,077	2,574	19.5%	31,862	25,211	26.4%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	89.9%	91.6%	(1.6) pp	88.2%	86.7%	1.5 pp
International	83.9%	81.0%	2.8 pp	79.9%	79.2%	0.7 pp
Total	88.0%	88.5%	(0.6) pp	85.7%	84.6%	1.1 pp
Passengers (thousand, scheduled & charter)
Domestic	2,164	1,975	9.5%	22,701	17,742	28.0%
International	576	434	32.7%	5,401	4,074	32.6%
Total	2,740	2,409	13.7%	28,102	21,817	28.8%

Economic Jet Fuel Price (USD per gallon, preliminary)
Average	3.90	2.58	51.2%	3.88	2.23	74.0%

The information included in this report has not been audited, and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 200, and its fleet from 4 to 116 aircraft. Volaris offers more than 500 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, and Central and South America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit www.volaris.com.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com